Veris Gold Corp. Drills 49.71 m Grading 8.26 g/t Au at Jerritt Canyon, Nevada

Vancouver, BC – January 22, 2013 – Veris Gold Corp. (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to announce assay results from its 2012 underground drilling program at the Jerritt Canyon gold operation in Nevada, USA. Jerritt Canyon is operated by Queenstake Resources USA, Inc., (“Queenstake”) a wholly-owned subsidiary of Veris Gold Corp. (“VG” or the “Company”).

This news release reports upon final assay results for the recently completed Zone 5 resource conversion drill program at the company’s Smith underground mine.

HIGHLIGHTS

  SMI-LX-818 intersected 42.39 meters assaying 7.89 g/t

  SMI-LX-820 intersected 38.12 meters assaying 5.38 g/t

  SMI-LX-821 intersected 51.54 meters assaying 5.69 g/t

  SMI-LX-822 intersected 49.71 meters assaying 8.26 g/t

  SMI-LX-825 intersected 29.89 meters assaying 8.37 g/t

The Smith Zone 5 drill program included 13 diamond core holes (SMI-LX-813 through SMI-LX-825) totaling 13,710 ft. (4,181.6 m). The program commenced in early May, 2012 and concluded at the end of September, 2012.

Results from the first three drill holes (SMI-LX-813 through SMI-LX-815) were previously reported upon in a news release dated August 2, 2012. Significant assay results from the remaining ten drill holes are listed in Table 1.

Table 1. Significant 2012 Drill Hole Assay Results from Smith Mine: Zone 5.

Hole ID	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
SMI-LX-816	869.0 ft 265.04 m	918.0 ft 277.99 m	49.0 ft 14.94 m	0.228 opt 7.82 g/t
SMI-LX-817	524.0 ft 159.82 m	540.0 ft 164.70 m	16.0 ft 4.88 m	0.200 opt 6.86 g/t
SMI-LX-818	366.0 ft 111.63 m	426.0 ft 129.93 m	60.0 ft 18.30 m	0.188 opt 6.45 g/t
SMI-LX-818	822.0 ft 250.71 m	961.0 ft 293.10 m	139.0 ft. 42.39 m	0.230 opt 7.89 g/t
SMI-LX-819	381.0 ft 116.20 m	420.0 ft 128.10	39.0 ft 11.89 m	0.120 opt 4.12 g/t
SMI-LX-820	371.0 ft 113.15 m	450.0 ft 137.25 m	79.0 ft 24.09 m	0.102 opt 3.50 g/t
SMI-LX-820	665.0 ft 202.82 m	790.0 ft 240.95 m	125.0 ft 38.12 m	0.157 opt 5.38 g/t
SMI-LX-821	670.0 ft 204.35 m	839.0 ft 255.89 m	169.0 ft 51.54 m	0.166 opt 5.69 g/t
SMI-LX-821	1067.0 ft 325.43 m	1104.0 ft 336.72 m	37.0 ft 11.28 m	0.188 opt 6.45 g/t
SMI-LX-822	680.0 ft 207.40 m	843.0 ft 257.11 m	163.0 ft 49.71 m	0.241 opt 8.26 g/t
SMI-LX-823	936.0 ft 285.48 m	992.0 ft 302.56 m	56.0 ft 17.08 m	0.291 opt 9.98 g/t
SMI-LX-825	663.0 ft 202.21 m	761.0 ft 232.10 m	98.0 ft 29.89 m	0.244 opt 8.37 g/t

William Hofer, Chief Geologist for Jerritt Canyon, states, “The excellent results from this resource conversion drilling have exceeded the expectations as outlined by the year-end 2011 resource inventory for that area of Zone 5 at the Smith Mine.”

Todd Johnson, VP Exploration for Veris Gold states, “Underground drilling at the Smith Mine continues to define and upgrade resources to reserves which are on par with the historical excellent conversion rate at Jerritt Canyon. In other words, as we drill define these deep ore pods from underground on tight drill spacing (generally less than 50 feet), the inferred resources that are typically defined by wide-spaced deep surface drilling (generally greater than 150 feet spacing) are successfully converted into reserves. We are very excited with these results.”

Cross sectional and plan view maps illustrating the drilling and significant assay results for Zone 5, reported upon in this news release, can be found on the Company website here at http://www.verisgold.com/i/pdf/Smith_Mine_Zone5_UGmaps.pdf.

A table summarizing all of the assay results received to date, and reported upon in this news release, can be found on the Company website here at http://www.verisgold.com/i/pdf/Smith_Mine_2012_UG_drill_assays_update.pdf.

Assaying of all samples from the 2012 underground drill program reported in this news release were conducted by ALS Laboratory Group in Reno, Nevada using standard fire assay techniques. Assay intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of the mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. The company’s 2010 and 2011 Quality Assurance and Quality Control protocols are available at the Company’s website: http://www.verisgold.com/i/pdf/JC_Assay_Protocols.pdf

The information in this news release was compiled and reviewed by William Hofer B.Sc., Chief Geologist, Jerritt Canyon Mine. The information contained in this news release has been reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@verisgold.com
www.verisgold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@verisgold.com and specify “Veris Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.